SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIVERSIFIED SECURE VENTURES CORP.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

255334 104

(CUSIP Number of Class of Securities)

Edward Minnema
1285 Weston Rd., Suite 629
Toronto, Ontario M6m 4R2
Canada
Tel: 416-525-6872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2010

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward Minnema
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
7	SOLE VOTING POWER

16,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	16,000,000
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46% of outstanding common stock
14	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Diversified Secure Ventures Corp, a Nevada corporation (the "Company"). The Company's principal executive office is now located at 1285 Weston Rd. Suite 629, Toronto, Ontario M6M 4R2, Canada.

Item 2. Identity and Background.

(a) This statement is filed by Edward Minnema (the "Reporting Person") with respect to shares directly owned by him.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b) The business address of Hilary Vieira is: 1285 Weston Rd., Suite 629, Toronto, Ontario M6M 4R2, Canada.

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 23 ,2010, Edward Minnema entered into an agreement to purchase all or a portion of the 16,000,000 shares control block from past president Hilary Vieira for nominal consideration. Likewise it was also entered into agreement that until such shares have been purchased, Edward Minnema has voting power with respect to the 16,000,000 shares, representing 46% of all outstanding votes.

Item 4. Purpose of Transaction.

The shares of Common Stock deemed if and when beneficially owned by the Reporting Person will be acquired for, and will be held for, investment purposes. The voting rights of the common stock which have been granted will be used to progress the Corporation.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on August 23, 2010, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 16,000,000 shares of Common Stock. These shares represented 46% of the total votes of the Company's capital stock outstanding as reported.

(b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheet of this Schedule 13D.

(c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to the filing of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There have been no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Attached

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2011

By:	/s/ Edward Minnema
Edward Minnema